EXHIBIT 99.7

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission. Based on that evaluation, the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures are effective as of March 31, 2003.

During the fiscal year ended, March 31, 2003, there have been no significant changes in the Company's internal control over financial reporting that have materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting.